Filed by Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

The following communication was provided to the Weyerhaeuser employees on November 8, 2015:

Merging with Plum Creek — What does it mean for us?

By now you’ve heard the news that Weyerhaeuser and Plum Creek have agreed to merge. I’m sure many of you were really excited at first, and then quickly began asking yourselves a hundred questions about what it will actually mean for you and for our organization.

I had the exact same reaction. When I learned we were going to make this significant step forward for our company, my first thought was, wow, that’s really exciting. And my very next thought was, wow, we’ve got a whole lot of work ahead of us to make this integration successful.

The good news is that we’ve already shown we can do it, albeit at a smaller scale. The integration of our Columbia Timberlands team has been a great success and we hit all the targets we said we would in the timeframe we promised. I know we are capable of doing that again — this time at the company level.

There will be lots of details to work out over the next few months as to exactly what the combined organization will look like and I’ll be the first to admit that I don’t have all the answers right now. What I do know is that splitting Timberlands and Real Estate will allow our Timberlands team to be focused on growing trees and making money with trees, and it will allow our Real Estate, Energy and Minerals teams to be focused on maximizing non-timber revenue.

Overall, this merger will give us unparalleled scale in all geographies with lots of potential for synergies as we combine our strengths and best practices to create a winning company. This is a really exciting time for our company and for our people.

I do want to acknowledge the other announcement we made, however, which is that we could be potentially saying goodbye to our Cellulose Fibers friends and colleagues once the strategic review of that business is complete. This is really difficult news for many of us, especially those who work closely with our CF teams, often in the same offices. I do believe it is the right decision for our company and for our CF business, but that doesn’t make it easier.

Both these announcements will create lots of uncertainty over the next several months. We’ve all dealt with uncertainty before, and it can be very challenging to stay focused. The most important thing for all of us right now is to focus on the safety of our people and contractors and running our business to meet or exceed the targets we set for this year.

I know you will have questions. Please tell your leader or contact me directly. As I said, we do not have a lot of answers today, but we are committed to understanding your concerns and communicating as much as we can as soon as we can.

Rhonda

FORWARD-LOOKING STATEMENTS

This communication contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, with respect to Weyerhaeuser’s future results and performance, the expected benefits of the proposed transaction such as efficiencies, cost savings and growth potential and the expected timing of the completion of the transaction, all of which are subject to risks and uncertainties. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on company operations or financial condition. Weyerhaeuser will not update these forward-looking statements after the date of this communication.

Some forward-looking statements discuss Weyerhaeuser’s and Plum Creek’s plans, strategies, expectations and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” and “plans.” In addition, these words may use the positive or negative or other variations of those and similar words.

Major risks, uncertainties and assumptions that affect Weyerhaeuser’s and Plum Creek’s businesses and may cause actual results to differ materially from those expressed or implied in these forward-looking statements, including, without limitation, the failure to receive, on a timely basis or otherwise, the required approval of Weyerhaeuser’s shareholders or Plum Creek’s stockholders with respect to the proposed transaction; the risk that any of the conditions to closing of the proposed transaction may not be satisfied; the risk that the businesses of Weyerhaeuser and Plum Creek will not be integrated successfully; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and strength of the U.S. dollar; market demand for our products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions; performance of our manufacturing operations, including maintenance requirements; the level of competition from domestic and foreign producers; the successful execution of internal performance plans, including restructurings and cost reduction initiatives; raw material prices; energy prices; the effect of weather; the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters; transportation availability and costs; federal tax policies; the effect of forestry, land use, environmental and other governmental regulations; legal proceedings; performance of pension fund investments and related derivatives; the effect of timing of retirements and changes in the market price of company stock on charges for stock-based compensation; changes in accounting principles; and other factors described in Weyerhaeuser’s and Plum Creek’s filings with the SEC, including the “Risk Factors” section in Weyerhaeuser’s and Plum Creek’s respective annual reports on Form 10-K for the year ended December 31, 2014.

NO OFFER OR SOLICITATION

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Weyerhaeuser and Plum Creek will be submitted to Weyerhaeuser’s shareholders and Plum Creek’s stockholders for their consideration. In connection with the proposed transaction, Weyerhaeuser intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Weyerhaeuser’s common shares to be issued in the proposed transaction and a joint proxy statement for Weyerhaeuser’s shareholders and Plum Creek’s stockholders (the “Joint Proxy Statement”) and each of Weyerhaeuser and Plum Creek will mail the Joint Proxy Statement to their respective shareholders or stockholders, as applicable, and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Weyerhaeuser or Plum Creek with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Director, Investor Relations, or by calling (253) 924-2058, or from Plum Creek upon written request to Plum Creek, 601 Union Street, Suite 3100, Seattle Washington 98101, Attention: Investor Relations, or by calling (800) 858-5347.

PARTICIPANTS IN THE SOLICITATION

Weyerhaeuser, Plum Creek, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Weyerhaeuser’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015, and information about Plum Creek’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. These documents are available free of charge from the sources indicated above, and from Weyerhaeuser by going to its investor relations page on its corporate web site at www.weyerhaeuser.com and from Plum Creek by going to its investor relations page on its corporate web site at www.plumcreek.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials Weyerhaeuser and Plum Creek intend to file with the SEC.